SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Anchiano Therapeutics Ltd.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On February 14, 2019, Anchiano Therapeutics Ltd. (the “Company”) closed its previously announced initial public offering (“IPO”) of 2,652,174 of its American Depositary Shares (“ADSs”), each representing five ordinary shares, at $11.50 per ADS resulting in gross proceeds of $30.5 million.

In connection with the sale of the ADSs, on February 12, 2019, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) by and between the Company and Oppenheimer & Co. Inc., acting as representative of the underwriters therein (the “Underwriters”), pursuant to which the Company agreed to issue and sell the ADSs to the Underwriters. The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to a Deposit Agreement (the “Deposit Agreement”), dated February 14, 2019, among the Company, the depositary named therein and all owners and holders from time to time of ADSs issued thereunder. Copies of the executed Underwriting Agreement and Deposit Agreement are attached hereto as Exhibits 1.1 and 4.1, respectively, and are incorporated herein by reference.

In connection with the closing of the IPO, on February 13, 2019, the Company reported to the Israel Securities Authority that it had increased its outstanding share capital by 13,260,870 ordinary shares in order to facilitate the transfer of its ordinary shares to the depositary.

On February 14, 2019, the Company issued a press release announcing the closing of its IPO as described above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement dated February 12, 2019
4.1	Deposit Agreement dated February 14, 2019
99.1	Press Release dated February 14, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anchiano Therapeutics Ltd.

By:/s/ Dr. Frank G. Haluska
Dr. Frank G. Haluska
Chief Executive Officer

Dated February 14, 2019